

Mail Stop 7010   November 26, 2007

Mr. Timothy Wadhams
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

          Re: Masco Corporation
                   Form 10-K for the Fiscal Year Ended December 31, 2006
                   Filed February 27, 2007
                   File No. 1-5794

Dear Mr. Wadhams:

          We have reviewed the above referenced filing and have the following comments. Please note that we have conducted a legal review only. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Business, page 2

1. We note the discussion of various items under Risk Factors for which segment-level disclosure appears to be required by Item 101(c)(1) of Regulation S-K. For example, your Business section contains little discussion of the sources and availability of raw materials, your reliance upon individual customers, and competitive conditions and the methods by which you compete, despite some general disclosure of these matters in various risk factors. In future filings, please

disclose the information contained in subparagraphs (c)(1)(i)-(ix) of Item 101 to the extent such information is material to your business taken as a whole.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12
Business Segment Results Discussion, page 26

2. In future filings please expand your discussion to disclose the extent to which the events discussed affected your components of income from continuing operations. In addition, please disclose the extent to which changes in net sales are influenced by changes in the price or volume sold of your products, or to the introduction of new products. Refer to paragraphs (a)(3)(i) and (a)(3)(iii) to Item 303 of Regulation S-K as well as Instruction 4 thereto.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director